UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2002

NATIONAL CONSTRUCTION INC.
(Name of Registrant)

3000 Matte Blvd., Brossard, QC J4Y 2H5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes No xxx

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

June 2002 Information

1) Third Quarter Report Nine Months Ended April 19, 2002, submitted under requirements set forth by the TSX Venture Exchange.

2) Change of Business

As previously disclosed in a prior 6k filing, Brandera Inc. ("Brandera") completed its proposed change in business, by way of a reverse take-over of National Construction Group Inc. ("National").

National is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada and the Province of Alberta. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National and the National subsidiaries also provide maintenance services for operating facilities in the petrochemical industry.
In October 2001, the Company entered into an arm's length share exchange agreement with National and its shareholders, to complete an acquisition (the "Transaction"). This Transaction, as noted below, required the completion of specific elements. On April 19th, 2002 the Transaction closed.

The principal elements of the transaction were as follows:

1. Brandera agreed to acquire all of the issued and outstanding common shares and special shares of National, in exchange for CDN $1.5 million and 7,259,920 shares of Brandera. The Transaction closed on April 19th, 2002.

2. Pursuant to the share agreement (the "Agreement"), Standard Securities Capital Corporation ("Standard"), which is at arm's length to the Company, was paid a finder's fee of US $288,700, which was paid by the issuance of 721,750 shares of the Brandera.

3. The Company also entered into an agreement pursuant to which the Brandera has the option for a period of 24 months to sell the shares of its sole subsidiary, BrandEra.com (U.S.) Inc., as well as the Web site "portfolios.com", after the completion of the Transaction for a cash consideration of CDN $1,500,000 (the "BrandEra Asset Put Agreement"). The Put agreement was completed on April 22nd, 2002, following the closing of the Share agreement.

4. The completion of the Transaction was also subject to the approval of TSX Venture Exchange and all other necessary regulatory approval. The completion of the Transaction was also subject to shareholder approval of the Transaction as a reverse take-over of BrandEra, which was received at an annual meeting held on April 9th, 2002.

5. In connection with the Agreement, Brandera agreed to grant options to purchase 1,173,000 shares at US $0.40 per share upon completion of the transactions contained in the agreement.

The following resolutions were passed at a shareholders meeting held April 9th, 2002:

69% of shareholders who voted, approved as a Reverse Takeover of the Corporation, the acquisition by the Corporation, of the issued and outstanding shares of National Construction Group Inc.
69% of shareholders who voted, approved the Corporate name change from Brandera Inc. to National Construction Inc. This name change was completed on May 7th, 2002.
99% of shareholders who voted, approved the addition of 5 directors, to the existing board of directors.
99% of shareholders who voted, approved the change of public auditors to Ernst & Young LLP Chartered Accountants.
69% of shareholders who voted, approved a new stock option plan and the issuance of 1,173,000 new options.
69% of shareholders who voted, approved the reduction in stated capital.

Currently, there are 15,514,974 shares issued and outstanding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

BrandEra Inc. -- SEC File No. 0-27144
(Registrant)

Date: June 26, 2002 By: ______________________
Keith Eaman, Chairman

Third Quarter Report
Nine Months Ended April 19, 2002

For more information please contact:
BrandEra Inc.
5255 Yonge Street, Suite 705
Toronto, Ontario Canada M2N 6P4
Tel: 800-303-9277 fax: 416-226-1931
Email: mail@brandera.com

BRANDERA INC.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. Dollars)

	(Unaudited) Three months ended		(Unaudited) six months ended	
	19-Apr-02	30-Apr-01	19-Apr-02	30-Apr-01
	$	$	$	$
REVENUES	352,101	393,914	2,892,035	4,359,593
COST OF REVENUES	34,676	72,754	1,172,498	1,555,067
GROSS PROFIT	317,425	321,160	1,719,537	2,804,526
EXPENSES				
Selling, marketing and administrative	764,930	1,299,263	2,401,508	5,007,703
Product and Services Research and Development	51,436	245,822	223,163	1,040,606
	816,366	1,545,085	2,624,671	6,048,309
OPERATING LOSS FOR THE PERIOD	(498,941)	(1,223,925)	(905,134)	(3,243,783)
INTEREST INCOME	11,141	41,941	37,443	186,586
LOSS FOR THE PERIOD – before amortization of acquisition goodwill	(487,800)	(1,181,984)	(867,691)	(3,057,197)
AMORTIZATION OF ACQUISITION GOODWILL	-	(333,741)	-	(1,006,208)
NET LOSS FOR THE PERIOD	(487,800)	(1,515,725)	(867,691)	(4,063,405)
DEFICIT - beginning of period	(26,815,167)	(21,924,538)	(26,435,276)	(19,376,858)
DEFICIT- end of period	(27,302,967)	(23,440,263)	(27,302,967)	(23,440,263)
Earnings (Loss) per share – before amortization of acquisition goodwill	(0.10)	(0.32)	(0.18)	(0.82)
Earnings (Loss) per share	(0.10)	(0.41)	(0.18)	(1.09)
Weighted average number of common shares issued and outstanding during the period	4,829,975	3,724,543	4,829,975	3,724,543

BRANDERA INC.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. Dollars)

	(Unaudited) Three months ended		(Unaudited) Nine months ended	
	19-Apr-02	30-Apr-01	19-Apr-02	30-Apr-01
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income (Loss) for the period	(487,800)	(1,515,725)	(867,691)	(4,063,405)
Items not affecting cash:				
Gain on capital lease termination	-	(91,154)	-	(91,154)
Amortization of acquisition goodwill	-	333,741	-	1,006,208
Amortization of capital assets	26,823	34,805	84,800	144,443
Translation adjustment	(52,657)	(141,124)	(122,067)	(197,720)
	(513,634)	(1,379,457)	(904,958)	(3,201,628)
Changes in non-cash items relating to operations				
Decrease (increase) in accounts and sundry receivables	54,522	(276,398)	312,168	154,922
Decrease (increase) in short-term loan receivable	(319,100)		(319,100)	
Decrease (increase) in publications-in-progress	-	-	175,380	498,444
Decrease (increase) in prepaid expenses and sundry assets	(10,431)	68,736	66,893	(254,542)
Decrease in deferred revenue	886,926	1,140,016	(643,089)	(1,356,511)
Increase (decrease) in accounts payable and accrued liabilities	(530,789)	(526,412)	(69,998)	(687,123)
CASH FLOWS USED IN OPERATING ACTIVITIES	(432,506)	(973,515)	(1,382,704)	(4,846,438)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from the issuance of share capital, net	1,585,426	-	1,607,753	4,434,473
CASH PROVIDED BY FINANCING ACTIVITIES	1,585,426	-	1,607,753	4,434,473
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash costs paid in acquisition	-	-	-	(24,600)
Net purchase of capital assets	(5,160)	(121,757)	(6,470)	(165,580)
CASH USED IN INVESTING ACTIVITIES	(5,160)	(121,757)	(6,470)	(190,180)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT FROM ALL ACTIVITIES	1,147,760	(1,095,272)	218,579	(602,145)
CASH AND CASH EQUIVALENTS – beginning of period	1,265,202	3,630,223	2,194,383	3,137,096
		-		-
CASH AND CASH EQUIVALENTS - end of period	2,412,962	2,534,951	2,412,962	2,534,951

BRANDERA INC.
INTERIM BALANCE SHEET
(U.S. Dollars)

	(Unaudited) **As at 19-Apr-02 $**	(Audited) **As at 31-Jul-01 $**
ASSETS		
CURRENT		
Cash and short-term deposits	2,412,962	2,194,383
Accounts and sundry receivables	531,056	844,411
Short-term loan receivable (note 6)	319,100	-
Publications-in-progress	-	175,381
Prepaid expenses and sundry assets	90,644	156,352
	3,353,762	3,370,527
GOODWILL	784,000	784,000
CAPITAL ASSETS	217,568	295,898
	4,355,330	4,450,425
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	409,623	479,622
Deferred Revenue	1,306,864	1,949,952
	1,716,487	2,429,574
SHAREHOLDERS' EQUITY		
Share capital	30,504,878	28,897,125
Translation adjustment	(563,068)	(440,998)
Deficit	(27,302,967	(26,435,276
	2,638,843	2,020,851
	4,355,330	4,450,425

BRANDERA INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 19, 2002
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

a) Basis of Presentation

These interim financial statements present on a consolidated basis the accounts of BrandEra Inc. and its wholly-owned subsidiary, BrandEra.com (U.S.) Inc. and, except as described below, follows the same accounting policies and methods of their application as in the consolidated financial statements as at July 31, 2001 and for the year then ended.

The Share Exchange Agreement (see note 3 below), closed at the end of the business day on April 19th, 2002. As a result, the comparative figures for the third quarter 2002 end on April 19th and accordingly have been compared to the third quarter 2001, ended April 30th . In addition, all figures for the third quarter 2002, reflect Brandera Inc.'s activity for the period to April 19th, 2002, up to, but not including the completion of the Share Exchange Agreement.

Upon closing of the Share Exchange Agreement, this transaction will be accounted for as a Reverse Take-over of Brandera Inc. by National Construction Group Inc.

The unaudited interim consolidated financial statements do not conform in all material respects to the requirements of generally accepted accounting principles for the annual financial statements, and should be read in conjunction with the notes to the company's audited financial statements for the year ended July 31, 2001.

Canadian generally accepted accounting principles require disclosure of comparative balance sheet as of the immediately preceding fiscal year and comparative consolidated interim statements of operations and cash flows for the corresponding period of the preceding year.

b) Change in Accounting Policy

During the interim period ended January 31, 2002, the Company has adopted the requirements of section 3062 of the CICA Handbook ("CICA - 3062") on goodwill and other intangible assets. As a result, the Company stopped amortizing the unamortized balance of goodwill. If the Company determines that there is a permanent impairment in the value of the unamortized portion of goodwill, an appropriate amount of unamortized balance of goodwill will be charged to income as an "impairment charge" at that time. This change in the accounting policy, as directed by CICA - 3062 has been applied prospectively. The Company has determined that there has been no further impairment in value of goodwill during the period ended April 19, 2002 further to that determined in the year ended July 31, 2001. Accordingly, no impairment charge against July 31, 2001 retained earnings has been recorded.

2. Comparative Figures

Comparative figures, with respect to earnings per share, have been recomputed in accordance with current period presentation, as referred to in the Company's annual financial statements.

3. Share Exchange Agreement

In October 2001, the Company entered into an arm's length share exchange agreement with National Construction Group ("National") and its shareholders, to complete an acquisition (the "Transaction"). This Transaction, as noted Below, required the completion of specific elements. On April 19th, 2002 the Transaction closed.
The principal elements of the transaction are as follows:

i) The Company agreed to acquire all of the issued and outstanding common shares and special shares of National, in exchange for CDN $1.5 million and 7,259,920 shares of the Company. The Transaction, closed after the completion by the Company of a private placement of 3,750,000 common shares (the "BrandEra Shares") at a price of US $0.40 per share for gross proceeds to BrandEra of US $1,500,000 (the "BrandEra Private Placement"). This private placement was completed on April 19th, 2002 (see note 5 below).

ii) Pursuant to the Share Exchange Agreement (the "Agreement"), Standard Securities Capital Corporation ("Standard"), which is at arm's length to the Company, was be paid a finder's fee of US $288,700 to be paid by the issuance of 721,750 shares of the Company. Standard has also been paid a fiscal advisory fee by National for services provided to National.

iii) The Company also entered into an agreement with an arm's length party, pursuant to which the company has the option for a period of 24 months to require the party to purchase the shares of the sole subsidiary of the Company, BrandEra.com (U.S.) Inc., as well as the Web site "portfolios.com", after the completion of the Transaction for a cash consideration of CDN $1,500,000 (the "BrandEra Asset Put Agreement"). This Brandera Asset Put Agreement was completed on April 22nd, 2002, following the closing of the Share Exchange Agreement (see note 7i below).

iv) The completion of the Transaction is also subject to the approval of TSX Venture Exchange and all other necessary regulatory approval. On May 15th, 2002 the TSX Venture Exchange approved the transaction (see note 7iii below). The completion of the Transaction is also subject to additional conditions, including shareholder approval of the Transaction as a reverse take-over acquisition of BrandEra, which was received at an annual meeting held on April 9th, 2002, the completion of the BrandEra Private Placement (see note 5 below) and the company having net cash assets after completion of the BrandEra Private Placement (but prior to the payment of the cash portion of the purchase price) of CDN $4,000,000.

v) In connection with the Agreement, the Company agreed to grant options to purchase 1,173,000 shares at US $0.40 per share upon completion of the transactions contained in the agreement.

vi) As of April 19th, 2002 all conditions pertaining to the completion of this transaction were met.

4. Business Segments and Significant Customers

The Company operates in two business segments. These are, providing online services to the advertising and marketing communications industry via a network of websites in combination with real time, interactive and transactional capabilities and online advertising ("Online Services" segment) and publication of the "Black Book" series of specialized photographer, illustrator and annual report directories for commercial art buyers including advertising agencies and marketing professionals ("Speciality Publications" segment).

The company's operating segments are as follows:

9 months ended April 19, 2002	Online Services	Specialty Publications	Total
Revenues	$ 316,058	$ 2,575,976	$ 2,892,034
Net Profit (Loss)	(846,115)	(21,576)	(867,691)
Total Assets	1,549,895	2,805,435	4,355,330
Amortization of Capital Assets	37,950	46,850	84,800
Additions to Capital Assets	6,470	-	6,470

9 months ended April 30, 2001	Online Services	Specialty Publications	Total
Revenues	$ 549,715	$ 3,809,878	$ 4,359,593
Profit (Loss) before amortization of Acquisition Goodwill	(3,441,877)	384,680	(3,057,197)
Net Profit (Loss)	(3,446,862)	(616,543)	(4,063,405)
Total Assets	2,865,456	4,124,673	6,990,129
Amortization of Capital Assets and Acquisition Goodwill	1,043,431	107,220	1,150,651
Additions to Capital Assets And Acquisition Goodwill	20,432	145,148	165,580

Geographical Information and Significant Customers

In the 9 months ended April 19, 2002 and April 30, 2001, the Company's sales were primarily in the United States with no other geographical segment representing more than 10% of total sales.

In the 9 months ended April 19, 2002 and April 30, 2001, the Company had no sales to individual customers representing greater than 10% of sales .

5. **Private Placement Financing**

Brandera completed of a private placement financing to issue up to a maximum of 3,750,000 Common Shares for total proceeds of U.S.$1,500,000 as described in note 3i above, as a condition of the Transaction.

BrandEra completed the first tranche of the private placement on February 18th , 2002 with the issuance of 2,611,545 Common Shares for total proceeds of U.S.$1,044,618. Brandera completed the second tranche of the private placement on April 19th, 2002, with the issuance of 1,138,455 Common Shares for total proceeds of U.S. $455,382.

6. **Loan to National Construction Group Inc.**

Pursuant to a commitment letter dated February 21, 2002 and a Loan Agreement dated March 20, 2002, BrandEra has advanced a CDN $500,000 convertible loan to National Construction Group Inc. ("National Construction"), which is repayable in six months and bears interest at the prime rate of interest of the National Bank plus 3% per annum. The National Construction loan is convertible, at the option of BrandEra exercisable at any time after a default, into common shares of National Construction at an exercise price of CDN$1.00 per share. The loan is guaranteed by a principal shareholder of National Construction and secured by subordinated security agreements against all of the assets of National Construction and the Guarantor. National Construction and BrandEra have entered into a share exchange agreement, which is scheduled to be completed in April, 2002, subject to receipt of all requisite regulatory and shareholder approvals, as described in Note 3 above.

7. **Subsequent Events**

i) On April 22nd, 2002 the Company completed the Brandera Asset Put Agreement (see Note 3 iii, above).

ii) On May 7th, 2002 Brandera Inc. changed its corporate name to National Construction Inc.

iii) On May 15th, 2002 the TSX Venture exchange approved completion of the Share exchange agreement, as a reverse take-over of Brandera Inc. resulting from the acquisition of all of the outstanding shares on National Construction Group Inc.